

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 21, 2016

Ms. Claire M. Gulmi
Vice President and Secretary
New Amethyst Corp.
1 A Burton Hills Boulevard
Nashville, Tennessee 37215

Re: **New Amethyst Corp.**
Registration Statement on Form S-4/A
Amended September 15, 2016
File No. 333-212885

Dear Ms. Gulmi:

We have reviewed your amended registration statement, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 3, but are unable to agree that the issuance of Newco Preferred Series A-1 shares does not constitute a sale under Section 2(a)(3) of the Securities Act. Section 2(a)(3) does not require an investor to make an investment decision, it only requires that securities are disposed of for value. Therefore, please revise your registration statement to register the preferred shares being issued to AmSurg preferred shareholders in connection with the merger transaction.

Background of the Mergers, page 65

2.   We note your revisions and response to prior comment 9. Due to Barclay's investment banking and financing relationships with Envision, the Board evaluated whether there were conflict of interests. Please revise the disclosure on page 74 to discuss the bases for the Board's conclusion that no conflicts of interests existed between Barclays and Envision.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810, with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11-
                                        Telecommunications

Cc: J. James Jenkins, Jr., Esq.
        Bass, Berry & Sims PLC